SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------


                                    FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended December 31, 2000

         OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from              to             .
                                        ------------    ------------
Commission file number 1-3492


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     Halliburton Retirement and Savings Plan
                               4100 Clinton Drive
                              Building 3, Room 1208
                                Houston, TX 77020

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                            Halliburton Company, Inc.
                               3600 Lincoln Plaza
                                  500 N. Akard
                               Dallas, Texas 75201

                              REQUIRED INFORMATION


         The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Halliburton Retirement and Savings Plan:


                  Financial Statements and Schedule
                  ---------------------------------

                  Report of Independent Public Accountants - Arthur Andersen LLP

                  Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

                  Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000

                  Notes to Financial Statements

                  Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2000

                  Exhibit
                  -------

                  Consent of Independent Public Accountants - Arthur Andersen LLP (Exhibit 23)

                                   SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Halliburton Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                  Date:  June 28, 2001





                                       By /s/ Margaret E. Carriere
                                          --------------------------------------
                                              Margaret E. Carriere, Chairperson
                                              of the Halliburton Company
                                              Benefits Committee

Halliburton Retirement and Savings Plan

Financial Statements
As of December 31, 2000 and 1999,
And Supplemental Schedule
As of December 31, 2000

Together with Report of Independent Public Accountants

Halliburton Retirement and Savings Plan

Index to Financial Statements


                                                                  Page(s)
                                                                  -------

Report of Independent Public Accountants                             1

Statements of Net Assets Available for Plan Benefits
    as of December 31, 2000 and 1999                                 2

Statement of Changes in Net Assets Available for Plan Benefits
    for the Year Ended December 31, 2000                             3

Notes to Financial Statements                                      4-10

Supplemental Schedule of Assets Held for Investment Purposes
    as of December 31, 2000                                          11

Report of Independent Public Accountants



To the Benefits Committee of the
Halliburton Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Halliburton Retirement and Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 /s/ Arthur Andersen LLP
                                                 -------------------------
                                                     Arthur Andersen LLP




Dallas, Texas,
    April 25, 2001

Halliburton Retirement and Savings Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2000 and 1999



                                                                              2000                1999
                                                                        ----------------    ----------------
ASSETS:
     Cash                                                               $     1,390,856     $     1,690,085
     Company contributions receivable                                        14,264,426           2,945,966
     Plan participants' contributions receivable                              2,325,565              89,962
     Participation in Master Trust, at fair value                         3,834,641,353       3,987,631,147
     Participant loans                                                       82,027,397          72,404,580
                                                                        ----------------    ----------------

                  Total assets                                            3,934,649,597       4,064,761,740
                                                                        ----------------    ----------------

LIABILITIES:
     Payable to other plan                                                   (4,475,405)                  -
                                                                        ----------------    ----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                  $ 3,930,174,192     $ 4,064,761,740
                                                                        ================    ================

The accompanying notes are an integral part of these financial statements.

Halliburton Retirement and Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000


ADDITIONS:
     Contributions-
          Company                                                                               $     68,441,733
          Plan participants                                                                          115,330,165
          Transfers from other plans                                                                  24,298,723

     Investment activity-
          Allocation of Master Trust net investment activity                                          25,394,674
          Interest and dividends                                                                         721,639
          Interest on loans to participants                                                            6,790,257
                                                                                                -----------------

                  Total additions                                                                    240,977,191
                                                                                                -----------------

DEDUCTIONS:
     Benefits paid to participants                                                                  (352,496,337)
     Transfer to other plans                                                                          (5,261,291)
     Administrative expenses and other                                                               (17,807,111)
                                                                                                -----------------

                  Total deductions                                                                  (375,564,739)
                                                                                                -----------------

NET DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS                                              (134,587,548)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                                                             4,064,761,740
                                                                                                -----------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                                                                $  3,930,174,192
                                                                                                =================






The accompanying notes are an integral part of this financial statement.

Halliburton Retirement and Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999


1.  Description of Plan:

The  Halliburton   Retirement  and  Savings  Plan  (the  "Plan")  is  a  defined contribution profit sharing pension plan for certain qualified employees of Halliburton Company and subsidiaries (the "Company"). The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan's provisions.

Plan Mergers

On December 31, 1998, the Plan received the net assets of The M.W. Kellogg Company Savings and Investment Plan ("Kellogg"), Dresser Industries, Inc. Retirement Savings Plan-A ("RSPA"), and the Dresser Industries, Inc. Retirement Savings Plan-B ("RSPB") in connection with the merger of those plans with the Plan. Additionally, the Plan received net assets from the transfer of certain participants' balances from the Brown & Root, Inc. Employees' Retirement and Savings Plan ("B&R Plan"). These transactions are referred to as the Plan Mergers. The former participants of these plans now participate in the Plan and their participant accounts have been transferred to the Plan.

Assets of the Plan related to pre-Plan Merger participants and former participants in the B&R Plan were combined with assets of certain other benefit plans of the Company in the Halliburton Company Employee Benefit Master Trust (the "Master Trust") for the entire plan year. Assets related to the former Kellogg, RSPA, and RSPB plans continued to be invested in the investment vehicles of those predecessor plans until April 1, 1999. The investment assets of these former plans were transferred to the Master Trust as of that date.

Effective July 6, 2000, the C.F. Braun, Inc. Select Savings Plan ("Braun Plan") merged with the Plan. In accordance with the merger, the net assets of the Braun Plan were transferred to the Master Trust.

Plan Spin-off

Effective September 1, 2000, the Plan spun off certain participants to the National-Oil Well Retirement and Thrift Plan ("NOW Plan") based upon the purchase and sale agreement signed by the Company and National-Oil Well, L.P. on September 6, 2000. Approximately $4.4 million in assets were transferred to the NOW Plan on January 2, 2001, from the Master Trust.

Operations

Eligibility

Certain employees of the Company are eligible for participation in the Plan upon their date of hire.

Contributions

Participants may elect to contribute to the tax deferred savings and/or after-tax features of the Plan through periodic payroll deductions. These contributions are limited to an aggregate of 15% of the participant's eligible earnings of up to $170,000; the total amount of participant tax deferred savings contributions is limited to $10,500 and $10,000 for 2000 and 1999, respectively. Any contributions in excess of the $10,500 limit are automatically made to the

Halliburton Retirement and Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999


participant's after-tax account. The Plan participants who contribute also receive Company matching contributions equal to 100% of the first 4% of a participant's compensation. The Company may make annual profit sharing contributions to participants on a tax-deferred basis, based on Company performance. Participants are not required to have contributed to the Plan to be eligible for such a contribution. The participant's share of any discretionary profit sharing contribution is based on a percentage of their eligible pay for the year.

Eligible employees who participated in a qualified savings or retirement plan of a former employer, may be able to roll over tax-deferred contributions and earnings from their former plan into the Plan.

Upon attainment of either the normal retirement age (65) or early retirement age (55 or 50 during specified periods), participants in the Halliburton Retirement Plan (a defined benefit pension plan sponsored by the Company) may elect to transfer their vested benefits to the Plan. Such transfers are restricted as to the investment elections in which they may be invested. The amount of the benefit that may be rolled over is the actuarially determined amount to be received by the participant. Transfers may be made during any month of the year.

Cash Accounts

The Plan maintains cash accounts to facilitate the payment of benefits and receipt of contributions.

Investment Elections

Contributions and participant account balances may be directed to one of eleven funds or a combination of funds. The assets of the funds are held in the Master Trust (see Note 3). One of the investment funds invests primarily in Halliburton Company stock, the Halliburton Stock Fund (the "HSF"). Participants' contributions to the HSF are limited to 15% of their total contributions. The Plan allows participants to make daily transfers of their account balances among the funds. The amount of the transfer may be all or any portion of the participant's account balance, subject to certain limitations on transfers to the HSF.

Participant Loans

A participant may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at any time. Loans bear interest at the current prime rate plus one percent as published in the Wall Street Journal. Loans must be repaid within 5 years (10 years for primary residence loan) through payroll deductions and are collateralized by the participant's account balance.

Vesting

Participants' contributions to their accounts and the earnings thereon are fully vested when made or earned. Participants employed by the Company on December 31, 1998, are fully vested in all Company matching and profit sharing contributions. Participants hired after December 31, 1998, are fully vested in all Company matching and profit sharing contributions after completing one year of service. Participants who terminate prior to obtaining one year of service forfeit their non-vested balances. Participants not employed by the Company at December 31, 1998, are subject to the vesting provisions of the predecessor plan document.

Halliburton Retirement and Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999


The nonvested portion of account balances of participants who terminated prior to December 31, 1998, is forfeitable. The nonvested portion is forfeited at the end of the fifth year following termination unless the participant is rehired within five years of termination. Such forfeitures are used to reduce future Company matching contributions. As of December 31, 2000, the forfeitures were $448,006; forfeitures were not used to reduce Company matching contributions in 2000.

Distributions

Each participant, or their designated beneficiary, may elect to receive a distribution upon retirement, termination, or due to disability or death. Certain participants' balances related to prior plan mergers may be withdrawn at any time. Direct rollovers to an IRA or other qualified plan are permitted. All distributions are made in lump-sum amounts or in periodic installments, at the participant's election. Distributions from the HSF may be made in the form of shares of stock or cash. Each participant may elect to receive an in-service withdrawal of their after-tax contributions.

Administration

At December 31, 2000, State Street Bank and Trust Company ("State Street") was the Plan's trustee, and Hewitt Associates LLC was the recordkeeper.

Investment Earnings

Investment earnings on participants' accounts are allocated proportionately based on their relative account balance in each investment fund. Such earnings are taxable to participants at the time of distribution from the Plan.

Plan Termination

The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

2.  Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Prior to April 1, 1999, certain participants' accounts were invested in mutual funds that were stated at fair value, except for those accounts invested in an investment contract, which was valued at contract value, and Halliburton Company stock. Shares of mutual funds were valued at quoted market prices. Halliburton Company stock was valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash). Purchases and sales of investments were recorded on a trade-date basis. Dividends were recorded on the ex-dividend date. See Note 3 Master Trust for 2000 investment valuation and income recognition.

Halliburton Retirement and Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999


Allocation of Master Trust Net Investment Activity

The allocation of Master Trust net investment activity represents the Plan's share of the net investment income or loss on investments held by the Master Trust determined by the Plan's allocable share of the net assets of the Master Trust. Net investment income or loss is the realized net gain or loss from investments sold, change in the unrealized net gain or loss on investments, dividend income, and interest income of the Master Trust.

Administrative Expenses

Administrative expenses which are related to compliance and operational activities as defined by the Department of Labor may be charged against the plan assets at the discretion of the plan administrator and in accordance with the terms of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

On September 15, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (the "SOP") which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs by investment option and certain other previously required disclosures. The Plan adopted the SOP in 1999.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives in the statement of financial position and measure those instruments at fair value. In 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date for one year. The Plan must implement SFAS No. 133 for fiscal year 2001, and management does not expect a material impact on the Plan's net assets or net investment income.

3.  Master Trust:

At December 31, 2000, assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. The assets of the Master Trust are segregated into thirteen funds in which the plans may participate. The Plan participates in eleven of these funds. The combination of the plans' assets is only for investment purposes, and each plan continues to be operated under its current plan document. All investments of the Master Trust are held by State Street.

Halliburton Retirement and Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999


The funds within the Master Trust hold bank, insurance and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Master Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company or bank.

Cash equivalents, derivative financial instruments, stock securities, bonds and notes, and all other debt securities are presented at their quoted market value. Realized and unrealized changes in market values are recognized in the period in which the changes occur.

Real estate related investments consist of real estate mortgages and investments in Real Estate Investment Trusts. Real estate mortgages are stated at cost plus accrued interest less payments received.

All investment transactions are accounted for on the trade-date basis in accordance with accounting principles generally accepted in the United States. The Master Trust investment activity is included in the summary statements below.

The following are the statements of net assets as of December 31, 2000 and 1999, and the statement of changes in net assets of the Master Trust for the year ended December 31, 2000 (dollar amounts in thousands):


      Statements of Net Assets                                                             2000           1999
      ------------------------                                                       --------------- --------------
         Cash and equivalents                                                          $   359,903     $   376,319
         Receivables                                                                        40,740          62,024
         Asset-backed investment contracts                                                  (5,819)         10,564
         U.S. corporate and government bonds and notes                                   2,154,126       1,837,434
         Non-U.S. bonds and notes                                                          255,764         189,126
         Non-U.S. stock                                                                    525,642         645,146
         Halliburton Company stock                                                         153,963         178,766
         Insurance investment contracts                                                     17,244          46,557
         Pooled equity index funds                                                           7,232          12,142
         Other U.S. stock                                                                1,231,674       1,432,116
         Pooled bond funds                                                                  50,798          20,290
         Real estate related investments                                                     5,347           5,395
         Investments in mutual funds                                                       735,210         629,697
         Payables                                                                         (557,896)       (219,308)
                                                                                       -------------    ------------

         Net assets of the Master Trust                                                $ 4,973,928     $ 5,226,268
                                                                                       =============   =============

         Plan dollar value interest                                                    $ 3,834,641     $ 3,987,631
                                                                                       =============   =============

         Plan percent interest                                                               77.09%          76.30%
                                                                                       =============   =============

Halliburton Retirement and Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999


      Statement of Changes in Net Assets
         Participating plans' net assets, beginning of year                                           $   5,226,268
         Net realized gain                                                                                  267,831
         Net change in unrealized gain                                                                     (435,043)
         Net investment income                                                                              179,849
         Receipts from participating plans                                                                1,650,914
         Withdrawals by participating plans                                                              (1,915,891)
                                                                                                      --------------

         Participating plans' net assets, end of year                                                 $   4,973,928
                                                                                                      ==============

      Net Appreciation (Depreciation) by Type

       Cash and equivalents                                                                           $       1,336
       U.S. corporate and government
           bonds and notes                                                                                   18,745
       Non-U.S. bonds and notes                                                                              (5,200)
       Non-U.S. stock                                                                                       (79,552)
       Halliburton Company stock                                                                            (10,533)
       Pooled equity index funds                                                                             (3,159)
       Other U.S. stock                                                                                     (65,347)
       Investments in mutual funds                                                                          (22,108)
       Other investments                                                                                     (1,394)
                                                                                                      --------------

       Total depreciation                                                                             $    (167,212)
                                                                                                      ==============

The Master Trust makes use of several investment strategies involving limited use of derivative investments. The Master Trust's management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust's management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the statement of changes in net assets of the Master Trust.

4.  Investments:

Individual investments in excess of 5% of net assets available for plan benefits are as follows:

                                                                                2000                    1999
                                                                        --------------------    --------------------
     Participation in Master Trust, at fair value-
         Fixed Investment Fund                                            $  1,112,930,458         $  1,151,940,688
         Equity Investment Fund                                                371,753,993              448,339,013
         General Investment Fund                                             1,248,585,841            1,448,017,358
          S&P 500 Index Fund                                                   364,789,888              350,159,900

Halliburton Retirement and Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999


5.  Tax Status:

The Internal Revenue Service has determined and informed the Company by letter dated April 24, 1998, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is currently designed and operating in compliance with the applicable requirements of the IRC.

6.  Related-Party Transactions:

State Street is the trustee defined by the Plan. The assets of the Plan are held by the Master Trust, of which State Street is also the trustee. Additionally, the Master Trust invests in the HSF. Therefore, State Street, the Master Trust, the Company, and the participants of the Plan qualify as parties-in-interest.

7.  Subsequent Event:

On January 30, 2001, the Company executed a definitive agreement to sell Dresser Equipment Group ("DEG") to an investor group consisting of First Reserve Corporation, Odyssey Investment Partners, LLC and members of the existing DEG management team (the "Buyers").

Effective April 10, 2001, approximately 3,000 participants and their balances were scheduled to be transferred out of the Plan in June 2001 into a similar plan established by the Buyers.

Halliburton Retirement and Savings Plan

Supplemental Schedule of Assets Held for Investment Purposes
As of December 31, 2000
EIN:  75-2677995
Plan #: 001



  (a)                    (b)                                       (c)                                   (e)
              Identity of Issue, Borrower,                                                             Current
                Lessor, or Similar Party                 Description of Investment                      Value
--------     ------------------------------     -------------------------------------------       ------------------
     *       State Street Bank and Trust
                 Company                        Cash                                              $      1,390,856

     *       Halliburton Company Employee       Investment in Net Assets of Halliburton
                 Benefit Master Trust               Company Employee Benefit Master Trust            3,834,641,353

     *       Participant Loans                  Loans issued at interest rates between 6%
                                                    and 11.5%                                           82,027,397



* Column (a) indicates each identified person/entity known to be a party-in-interest.







This supplemental schedule lists assets held for investment purposes at December 31, 2000, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

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